Exhibit 8.1

List of subsidiaries with jurisdiction of incorporation and trade name information

The diagram below sets out the organizational structure of the Corporation as at November 30, 2007 and the jurisdiction where it was incorporated or continued. Each of Nevada Star Resource Corp., a Washington Corporation, formerly M.A.N. Resources, Inc., Nevada Star Resource Corp. (U.S.) and Pure Nickel Holdings Corp. is a wholly-owned subsidiary of the Corporation. No trade names other than the corporate names are used.



PURE NICKEL INC. (formerly Nevada Star Resources Corp.) (Yukon)
NEVADA STAR RESOURCE CORP. (Washington)
PURE NICKEL HOLDINGS CORP. (amalgamation of Pure Nickel Inc. and 6658482 Canada Inc.) (Canada)
NEVADA STAR RESOURCE CORP. (U.S.) (Nevada)